Exhibit 20.1

INTRADO INC. RAISES FOURTH QUARTER EARNINGS GUIDANCE,

EXCLUDING NON-CASH ASSET IMPAIRMENT CHARGES

LIVE WEBCAST SCHEDULED FOR FEBRUARY 3, 2005

January 27, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ: TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today raised fourth quarter 2004 earnings guidance from $0.15 - $0.20 per diluted share to $0.19 - $0.24 per diluted share excluding non-cash, asset impairment charges that will occur upon the completion of the annual year-end audit process (as discussed below). The company also confirmed fourth quarter 2004 revenue guidance of $34.0 million to $36.0 million. Fourth quarter free cash flow is expected to range between $9.0 million and $11.0 million, up from previous guidance of $3.4 million to $5.2 million. Free cash flow is defined as cash provided by operating activities less cash used to acquire property and equipment and fund capitalized software development efforts.

As part of the company’s year-end audit process, the company reviewed the carrying value of certain of its assets. On January 27, 2005, Intrado’s management and Audit Committee concluded that it is necessary to record an impairment charge on two of Intrado’s assets: its investment in bmd wireless AG and its Palladium (call-handling) product line. The impairments will be recorded as of December 31, 2004.

bmd wireless AG. Intrado continues to believe that bmd has an attractive product set, but has recently refined its sales and marketing strategy. As a result, Intrado expects a longer-term path to market penetration than originally anticipated. In light of these factors, the company sought an independent valuation of the bmd assets, most notably the carrying value of the goodwill. As a result of this analysis, and in accordance with GAAP, the company expects to record a non-cash impairment charge in the range of $9 million to $13 million, or $0.50 to $0.72 per share. Intrado will specify the amount of the bmd impairment charge on February 3, 2005, after Intrado’s management and the Audit Committee have completed their quarterly review activities. No portion of the impairment charge will result in future cash expenditures.

Palladium (Call-Handling) Product Line.  In addition, Intrado will record an impairment charge of approximately $320,000 for the write-down of assets related to Palladium, its call–handling product line. No portion of the impairment charge will result in future cash expenditures. The non-cash impairment charge will reduce earnings per share for the quarter and year ended December 31, 2004 by approximately $0.02 per share. The write-down of assets related to Palladium is based upon the uncertainty of sufficient sales volume given the competitive landscape.

Live Web Cast Scheduled for Thursday, February 3, 2005

Intrado expects to release fourth quarter 2004 and year end results and guidance for the first quarter of 2005 on Thursday, February 3, 2005 after the market closes. Intrado will also host a live Web cast over the Internet on Thursday, February 3, 2005 at 4:30 p.m. E.T.  The broadcast will be hosted on the “Investors” section of the Company’s Web site located at www.intrado.com. Participants should allow five to ten minutes prior to the call’s start time to avoid delay. An online archive of the broadcast will be available through February 10, 2005.

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 25th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado and past press releases can be found at the Company’s Web site: www.intrado.com.

Contact:
Stephen Calk	Michael Dingman, Jr.
Investor Relations	Chief Financial Officer
Intrado Inc.	Intrado Inc.
720.864.5238	720.494.6504

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement.  Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.  The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management.  Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct.  Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to the following:

•                  our ability to expand our services beyond our traditional business and into the highly competitive mobility services industry and possible delays in sales cycles;

•                  our ability to integrate businesses and assets that we have acquired;

•                  whether our efforts to expand bmd’s product line into North American and other international markets will prove to be economically viable;

•                  whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable; and

•                  competition in service, price and technological innovation from entities with substantially greater resources than us.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement.  These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings.  Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.